

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 29, 2011

Via E-Mail
Mr. Mark S. Robinow
Chief Financial Officer
Kona Grill, Inc.
7150 East Camelback Road, Suite 220
Scottsdale, Arizona 85251

> **Re: Kona Grill, Inc.**
> **Form 10-K for the year ended December 31, 2010**
> **Filed March 11, 2011**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 14, 2011**
> **File No. 001-34082**

Dear Mr. Robinow:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2010

Notes to the Financial Statements

- General

1. We note from your disclosure on page 3 that during 2010 you introduced several marketing and branding initiatives, including your Konavore loyalty program. Please explain to us, and revise the notes to the financial statements in future filings to disclose the nature and terms of this loyalty program. Your response and revise disclosure should also explain how you account for the revenue and costs associated with this program.

Note 9. Income Taxes, page F-16

2. We note from the reconciliation of income tax benefit at the federal statutory rate to the income tax expense reported on the statements of operations, that in 2010 there is significant amount titled "other." Please explain to us, and disclose in future filings the nature of the amount(s) included in this line item.

Form 10-Q for the Quarter Ended June 30, 2011

Note 8. Subsequent Event

3. We note your disclosure that in July 2011 you decided to close the West Palm Beach restaurant and entered into an amendment to early terminate the lease. Please tell us, and disclose in future filings, the amount of the lease termination fee as well as the estimated amounts of severance and other exit charges that will be reflected within discontinued operations in the third quarter of 2011.

Definitive Proxy Statement on Schedule 14A

General

4. Please tell us why you did not include a say-on-pay advisory vote or frequency vote pursuant to Rule 14a-21 of the Exchange Act in your proxy statement. We note, in this regard, that you did not check the box on the cover page of many of your recent periodic reports indicating that you are a smaller reporting company and that you have included disclosure in your recent filings that is not required for smaller reporting companies.

Board of Directors and Executive Officers, page 4

5. Please confirm that in future filings you will briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. Buehler should serve as a director in light of your business and structure. Refer to Item 401(e)(1) of Regulation S-K.

Executive Compensation, page 12

Compensation Discussion and Analysis, page 12

Determining Executive Compensation, page 12

6. Please advise as to whether the peer group companies listed on page 12 are the companies to which you benchmarked compensation in fiscal year 2010. To the extent that they are not, please confirm that in future filings you will list the companies to which you benchmarked compensation in the most recently completed fiscal year. In addition,

please confirm that in future filings you will disclose the degree to which you considered such companies comparable to you. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

Elements of Executive Compensation, page 13

7. We note your disclosure on page 13 that, when you set the base salaries of your executives, you considered the overall performance of your company and that the annual incentive bonuses that you awarded to your executive officers were based upon the achievement of performance objectives and pre-defined individual performance objectives. Please confirm that in future filings you will quantify all company-wide performance targets and the company's actual results as compared to those targets or provide us with your analysis for concluding that the disclosure of such targets is not required because it would result in competitive harm and such disclosure may be omitted pursuant to Instruction 4 to Item 402(b) of Regulation S-K. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. In addition, please revise to include a discussion of individual performance metrics. In your response, please provide us with your proposed revised disclosure based on the 2010 fiscal year.

8. We note your disclosure on page 13 that the compensation committee considers the target percentage of ownership of executive officers in your peer group in setting award levels for the executive officers and "[i]f, in the opinion of the committee, the outstanding service of an existing employee merits an increase in the number of options held, the committee may elect to issue additional stock options to that employee." Please confirm that in future filings you will disclose the factors the committee considers to determine whether an increase is warranted due to "outstanding service." In this regard, we note your disclosure that in January 2010 you granted an option to Mark Robinow to purchase $25,000 shares of common stock related to his 2009 performance.

Summary Compensation Table, page 15

9. In future filings, please include the amounts awarded to your named executive officers as annual incentive bonuses in the Non-Equity Incentive Plan Compensation column rather than the Bonus column. Also, please include the information required by the Grants of Plan-Based Awards table regarding these awards.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Claire Erlanger at (202) 551-3301 or me at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or Justin Dobbie at (202) 551-3469 with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief